                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                CYBERNET INTERNET SERVICES INTERNATIONAL, INC.
           --------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  232 503102
           --------------------------------------------------------
                                (CUSIP Number)
                                  -----------


                                             With a copy to:
       Andreas Eder                     Joseph M. Berl, Esq.
       Cybernet Internet Services       Powell, Goldstein, Frazer &Murphy LLP
        International, Inc.             1001 Pennsylvania Avenue, N.W.
       Stefan-George-Ring 19-23         Sixth Floor
       81929 Munich, Germany            Washington, D.C. 20004
       49-89-993-150                    202 / 624-7271
           --------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 31, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               PAGE 1 OF 5 PAGES
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 232 503102                                     PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andreas Eder
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Germany
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                           1,573,082         1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0 shares          1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           1,573,082         1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0 shares          1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,573,082                              1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.2% of Common Stock                   2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


____________
1/ Includes 323,620 shares of Common Stock held by Mr. Eder's spouse; also includes 44,437 shares of Series A Preferred Stock, par value $0.01 per share, convertible into Common Stock on a one-for-one basis (the "Series A Preferred Stock"). Of the 44,437 shares of Series A Preferred Stock mentioned in the prior sentence, 9,407 shares are held by Mr. Eder's spouse.

2/ This percentage is based on the number of outstanding shares of Common Stock outstanding on April 2, 1999.

                               PAGE 2 OF 5 PAGES
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                                 SCHEDULE 13D
                                      FOR
                CYBERNET INTERNET SERVICES INTERNATIONAL, INC.


ITEM 1.   SECURITY AND ISSUER

          This Schedule relates to shares of common stock, $.001 par value per share (the "Common Stock") of Cybernet Internet Services International, Inc. (the "Company"). The address of the Company's principal executive office is Stefan-George-Ring 19-23, 81929 Munich, Germany.


ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule is being filed by Mr. Andreas Eder, an individual who is a citizen of Germany. Mr. Eder is a director of the Company and its Chairman, President and Chief Executive Officer. Mr. Eder's business address is the principal executive office of the Company identified in
          Item 1.

          During the last five years, Mr. Eder has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Eder was one of the founders of Cybernet Internet Dienstleistungen AG formed in 1995 ("Cybernet AG") and the predecessor of the Company. Mr. Eder acquired, as consideration for his shares of Cybernet AG, the shares of the Company subject to this Schedule in 1997 when the Company acquired Cybernet AG. On March 31, 1999, the Company filed a Form 8A and became a reporting company under the Exchange Act of 1934, which requires Mr. Eder to file this Schedule.


ITEM 4.   PURPOSE OF TRANSACTION

          See Item 3 above. Mr. Eder does not intend to use his holdings in the Company's securities for any of the following purposes:

          (a) The acquisition of additional securities, or disposition of securities, of Cybernet;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cybernet or any of its subsidiaries;

          (c) The sale or transfer of a material amount of assets of Cybernet or any of its subsidiaries;

          (d) Any change in the present board of directors or management of Cybernet, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                               PAGE 3 OF 5 PAGES
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          (e)  Any material change in the present capitalization or dividend policy of Cybernet;

          (f) Any other material change in Cybernet's business or corporate structure;

          (g) Changes in Cybernet's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cybernet by any person;

          (h) Causing any class of securities of Cybernet to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of Cybernet becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any similar action to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) Mr. Eder beneficially owns 1,573,082 shares of Common Stock (and additional options to acquire 100,000 shares, none of which are currently exercisable), which represent approximately 8.2% of the outstanding shares of Common Stock and which include 323,620 shares of Common Stock held by Mr. Eder's spouse; also include 44,437 shares of Series A Preferred Stock, par value $.001 per share, convertible into Common Stock on a one-for-one basis (the " Series A Preferred Stock"). Of the 44,437 shares of Series A Preferred Stock mentioned in the prior sentence, 9,407 shares are held by Mr. Eder's spouse.

               (b) Mr. Eder and, to his knowledge, his spouse each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Subject to the Pooling Stock Agreement described in Item 6 below, Mr. Eder and, to his knowledge, his spouse each have the sole power to dispose of, or to direct the disposition of, their respective shares, of Common Stock.

               (c) Neither Mr. Eder nor, to his knowledge, his spouse, has executed any transactions in respect of the Common Stock during the preceding 60 days.

               (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Eder or, to his knowledge, by his spouse.

               (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          All the shares of capital stock listed are subject to a pooling trust agreement restricting the beneficial owner from selling the shares (unless the transferee is also subject to such restrictions), but without affecting the vote of the shares (if entitled to vote). The earliest date at which such shares may be sold is June 9, 1999.

                               PAGE 4 OF 5 PAGES
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Pooling Agreement referenced in Item 6 above is incorporated by reference from Exhibit 10.6 to the Company's Registration Statement on Form S-1 declared effective on December 2, 1998 and located under Securities and Exchange Commission File No. 333-63755.


SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  April 12, 1999              By:        /s/ Andreas Eder
     ----------------------           ------------------------------
                                         Andreas Eder

                               PAGE 5 OF 5 PAGES